Exhibit 4

EXECUTION VERSION

29 January 2016

BT Group plc

T-Mobile Holdings Limited

Deutsche Telekom A.G.

Relationship Agreement

Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS

- i -

EXECUTION VERSION

THIS DEED is made on 29 January 2016

Between:

(1)	BT Group plc of 81 Newgate Street, London EC1A 7AJ (company no. 04190816) (BT);

(2)	T-Mobile Holdings Limited of Hatfield Business Park, Hatfield, Hertfordshire AL10 9BW (company no. 03836708) (DT Holdings); and

(3)	Deutsche Telekom AG of Friedrich-Ebert-Allee 140, 53113 Bonn, Germany (Deutsche Telekom),

together, the parties.

Whereas:

(A)
The parties (amongst other parties) entered into a sale and purchase agreement (the SPA) on 5 February 2015, as amended on 11 December 2015, in relation to the sale by DT Holdings and Orange Telecommunications Group Limited to BT of their respective shareholdings in EE Limited (EE), in consideration for, inter alia, the issue of new ordinary shares of 5 pence each in the capital of BT.

(B)	Following the closing of the transaction described in Recital A above (the Closing), the parties wish to regulate the relationship between them on the terms set out in this Agreement.

(C)	This Agreement shall be executed and delivered as a deed.

IT IS HEREBY AGREED as follows:

1.	Interpretation and definitions

1.1	In this Agreement unless the context otherwise requires, the following words and expressions shall have the following meanings:

 acting in concert shall be construed in accordance with the Code and shall include persons who pursuant to an agreement or understanding (whether formal or informal) co operate to obtain or consolidate voting rights in Shares and act in concert shall be construed accordingly;

 Affiliate means in relation to any person, any subsidiary or parent company of that person and any subsidiary of any such parent company in each case from time to time;

 Articles means the articles of association of BT from time to time;

Board means the board of Directors of BT from time to time or, where the context allows, a duly authorised committee thereof;

Board Control-Seeking Proposal shall be construed in accordance with Note 2 on Rule 9.1 of the Code;

Business Day means any day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in London, Frankfurt and Bonn;

Change of Control means a transfer of an interest, or interests, in shares carrying in aggregate 30 per cent. or more of the voting rights of BT;

Closing has the meaning given in Recital B;

Code means the City Code on Takeovers and Mergers as amended from time to time;

Companies Act means the Companies Act 2006 as amended from time to time;

Confidential Information has the meaning given in Clause 8.1;

Conflicted Board Meeting has the meaning given in Clause 6.4(a);

Conflicted Matter has the meaning given in Clause 6.2;

Conflicted Matters Committee has the meaning given in Clause 6.2;

Contingent Purchase Agreement means the contingent purchase agreement to be entered into between the parties on or around the date of this Agreement;

control shall be construed in accordance with the Code;

Corporate Governance Code means the UK Corporate Governance Code issued in September 2012 by the UK Financial Reporting Council, as modified from time to time;

DT Representative Director has the meaning given in Clause 5.1;

Director means a director of BT from time to time;

Disclosure and Transparency Rules means the Disclosure Rules and Transparency Rules from time to time made by the FCA under Part VI of the FSMA;

Disposal includes any offer of, sale of, contract to sell, grant or sale of options over, purchase of any option or contract to sell, transfer of, charge or pledge over, grant of any right or warrant to purchase or otherwise transfer, lending of or disposal of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or the entry into of any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Shares or other securities in BT, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or any other disposal or agreement to dispose of any Shares or other securities or any announcement or other publication of the intention to do any of the foregoing and Dispose shall be construed accordingly;

EE has the meaning given in Recital (A);

Excess Shares had the meaning given in Clause 2.3;

FCA means the UK Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA;

Financial Investor means a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act of 1933 or a Qualified Investor as described in point (1) of Section I of Annex II to the Markets in Financial Instruments Directive (Directive 2004/39/EC), other than a Strategic Investor;

Financial Services Act means the Financial Services Act 2012 as amended from time to time;

FSMA means the Financial Services and Markets Act 2000 as amended from time to time;

General Offer has the meaning given in Clause 2.1(b);

Information has the meaning given in Clause 7.1;

Initial Standstill has the meaning given in Clause 2.1;

interest in shares or securities shall be construed in accordance with the Code;

Listing Rules means the Listing Rules from time to time made by the FCA under Part VI of the FSMA;

Lock-up Period has the meaning given in Clause 3.1;

London Stock Exchange means London Stock Exchange plc;

Nominating and Governance Committee means the nominating and governance committee established by the Board in accordance with the Corporate Governance Code and the Listing Rules;

OFAC means Office of Foreign Assets Control of the US Department of the Treasury;

Official List means the Official List of the FCA;

Representatives has the meaning given in Clause 8.1(b);

Shareholder Transaction has the meaning given in Clause 6.1;

Shares means ordinary shares of 5 pence each in the capital of BT;

SPA has the meaning given in Recital (A);

Strategic Investor means (i) an activist fund (whose investment objective is to acquire minority interests in publicly traded companies with which to influence corporate decision making on governance, structure or strategy by active involvement with management and/or publicly lobbying other investors for support), or (ii) any company licensed as a telecommunications operator or any of its Affiliates;

Transfer Notice has the meaning given in the Contingent Purchase Agreement; and

Working Hours means 9.30 am to 5.30 pm in the relevant location on a Business Day in the place of receipt of a notice.

Interpretation

1.2	In this Agreement, unless the context otherwise requires:

(a)
references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)
references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(e)	a procuring obligation, where used in the context of:

(i)	a person who is a director, employee or Affiliate of the party, means that the party undertakes to ensure compliance with that obligation; and

(ii)
any other person, means that the party undertakes to exercise its voting rights and/or use any and all powers vested in him or it from time to time as a shareholder, director, officer, employer or otherwise to ensure compliance with that obligation so far as it is lawfully able to do so.

Enactments

1.3
Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the parties under this Agreement.

Inconsistencies

1.4
Where there is any inconsistency between the definitions set out in this Clause and the definitions set out in any other clause, then, for the purposes of construing such clause, the definitions set out in such clause shall prevail.

2.	Standstill

2.1
Subject to Clause 2.2, Deutsche Telekom agrees and undertakes that, without the prior written consent of BT, for a period of three (3) years from today’s date (the Initial Standstill), Deutsche Telekom will not, and will procure that none of its Affiliates will:

(a)
acquire or offer to acquire, or knowingly cause or actively encourage or procure any other person to acquire or offer to acquire, any interest in any Shares or other securities of BT as a result of which it or any other person including any of its Affiliates will or may acquire an interest in any Shares or other securities of BT which would increase Deutsche Telekom’s and its Affiliates’ (and persons with whom they are acting in concert) interest in BT’s issued ordinary share capital above 12 per cent. of ordinary shares in issue at any time;

(b)
announce or make, or knowingly cause or procure any other person to announce or make on behalf of Deutsche Telekom or any of its Affiliates or persons acting in concert with Deutsche Telekom or any of its Affiliates, an offer for the whole of the ordinary share capital of BT whether by tender offer or scheme of arrangement (under section 896 of the Companies Act) or otherwise (each being a General Offer) or (other than as required by the Code) announce that Deutsche Telekom or any of its Affiliates or any person acting in concert with Deutsche Telekom or any of its Affiliates is interested in acquiring BT;

(c)
do any act as a result of which it or any of its Affiliates or any person with which it or any of its Affiliates is acting in concert may become obliged (under the Code or other applicable law or regulation) to announce or make a General Offer to acquire BT;

(d)	act in concert with any other person in connection with any offer to acquire control of BT to be made or announced by that other person or any of its Affiliates; or

(e)	act in concert with any person with respect to the holding, voting or disposition of any Shares or other securities of BT;

(f)
solicit, or make or participate in any solicitation of, or seek to persuade, shareholders of BT to vote in a particular manner at any meeting of the shareholders of BT, or requisition or join in requisitioning any general meeting of BT to consider or vote on a Board Control-Seeking Proposal;

(g)	actively or publicly make any proposals for any merger, consolidation or share exchange involving Shares or other securities of BT; or

(h)	enter into any agreement or act in concert with any person in relation to any of the foregoing.

2.2	The restrictions in Clause 2.1 shall not:

(a)
prevent Deutsche Telekom and/or its Affiliates acquiring an interest in any Shares or other securities of BT from Orange S.A. or its Affiliates provided that such acquisition does not increase Deutsche Telekom’s and its Affiliates’ (and persons with whom they are acting in concert) aggregate interest in BT’s issued ordinary share capital above 15 per cent. (excluding, for this purpose, any increase in those interests in the circumstances described in (e), (f) or (i) below);

(b)
prevent Deutsche Telekom and/or its Affiliates from exercising their votes in respect of Shares or other securities in BT in such manner as they may determine in their absolute discretion or in making known their intention to vote in a particular way (or not to vote) or that it has voted in a particular way (or not voted);

(c)
apply if Deutsche Telekom or any of its Affiliates announces an offer under Rule 2.7 of the Code to acquire BT, or takes any other action which would require Deutsche Telekom or any of its Affiliates to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT (and, for the avoidance of doubt, neither Deutsche Telekom nor any of its Affiliates will take any such action unless it has first obtained such a recommendation);

(d)
apply if a third party which is not acting in concert with Deutsche Telekom or any of its Affiliates makes, or announces under Rule 2.7 of the Code, an offer to acquire BT’s issued ordinary share capital (whether such offer is recommended or not);

(e)
apply in respect of any offerings or issues of Shares or other securities by BT in respect of which Deutsche Telekom or any of its Affiliates take up their rights or subscribe for or acquire the Shares or other securities in BT offered to them under such offering or issue;

(f)	apply in respect of any bonus issue and/or scrip dividend offered by BT;

(g)
apply to the acquisition by any pension fund of Deutsche Telekom or its Affiliates of Shares or other securities in BT provided that the assets of the pension fund are managed under an agreement or arrangement with a third party which gives such third party absolute discretion regarding dealing, voting and acceptance decisions;

(h)	apply to the acquisition of any interest in Shares or other securities of BT by any connected fund manager or principal trader (as defined in the Code); or

(i)
apply to the extent the interest of Deutsche Telekom and its Affiliates in BT is increased as a result of any reduction or re-organisation of share capital or re-purchase of Shares or other securities of BT, by BT or any of its Affiliates.

2.3
Without prejudice to Clause 3 below, for a period of two years from the expiry of the Initial Standstill, should Deutsche Telekom or any of its Affiliates acquire (other than as a result of any reduction or re-organisation of share capital or re-purchase of Shares or other securities of BT) an interest in BT’s issued ordinary share capital in excess of 15 per cent. (the Excess Shares), then Deutsche Telekom agrees to procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code or other applicable law or regulation) in accordance with the recommendation of the Board on all shareholder resolutions that relate to a Change of Control and on all special resolutions of BT.

2.4
For the avoidance of doubt, nothing in this Agreement shall require Deutsche Telekom or any of its Affiliates to Dispose of any Shares or other securities of BT at any time (save to the extent determined to be a remedy for breach of this Agreement in accordance with the provisions of Clause 20).

3.	Lock-up

3.1
Subject to Clause 3.2, Deutsche Telekom and DT Holdings undertake that they shall not and none of their Affiliates shall, during the period ending eighteen (18) months from today’s date (the Lock-up Period) directly or indirectly effect any Disposal.

3.2	The restriction contained in Clause 3.1 shall not apply to any of the following:

(a)	any Disposal notified in writing in advance to BT and to which BT gives its prior consent in writing;

(b)	an acceptance of a General Offer made by a third party or any merger, consolidation or share exchange with a third party involving Shares or other securities of BT;

(c)	the provision of an irrevocable undertaking or letter of intent to accept or vote in favour of a General Offer made by a third party;

(d)	any Disposal pursuant to a court order or a direction by a regulator or other authority entitled to direct such Disposal;

(e)	any Disposal to any Affiliate of Deutsche Telekom provided that:

(i)
prior to the making of any Disposal pursuant to this Clause 3.2(e), the Affiliate shall have agreed to be bound by the restrictions of this Agreement as if it were the transferor, by the execution and delivery to BT of a deed of adherence in the form set out in the Schedule hereto (and (save where Deutsche Telekom is the transferor) BT shall release and discharge the transferor (save in relation to any prior breach) from its obligations under this Agreement upon delivery of such deed); and

(ii)	in the event that any such Affiliate(s) cease(s) to be an Affiliate of Deutsche Telekom, any such interest in any Shares or other securities will, prior to such cessation, be transferred to either:

(A)	Deutsche Telekom; or

(B)
any Affiliate of Deutsche Telekom who shall have agreed to be bound by the restrictions of this Agreement as if it were the transferor, by the execution and delivery to BT of a deed of adherence in the form set out in the Schedule hereto (and BT shall release and discharge the transferor (save in relation to any prior breach) from its obligations under this Agreement upon delivery of such deed);

(f)
any sale of Shares where none of DT Holdings, Deutsche Telekom nor any of their Affiliates retain any interest in the Shares Disposed via any single off-market trade to a Financial Investor of no more than 5 per cent. of the issued ordinary share capital of BT (or, on one occasion only, the sale of two stakes of not more than 5 per cent. at the same time to two different Financial Investors), provided always that:

(i)
any transferee signs a lock-up agreement with BT on terms substantially similar to this Clause 3 (save only for necessary non-material amendments, including in order to ensure the binding nature of such a lock-up agreement); and

(i)	prior to such Disposal, Deutsche Telekom has complied with the terms of the Contingent Purchase Agreement; and/or

(g)	any Disposal to BT, including pursuant to any share buy back or share redemption.

3.3
Before any Disposal can be made under Clause 3.2(f), DT Holdings and Deutsche Telekom shall grant BT a right of first offer over the relevant Shares.  The terms of such right of first offer are set out in the Contingent Purchase Agreement.

4.	Orderly Marketing

4.1	Following expiry of the Lock-Up Period, any Disposal by Deutsche Telekom or any of its Affiliates will be subject to the provisions of this Clause 4.

4.2
Deutsche Telekom undertakes to provide BT with not less than one Business Day's notice of the proposed Disposal but otherwise the Disposal shall be at such time and in such manner as Deutsche Telekom or its relevant Affiliate shall in its absolute discretion decide.

4.3	BT undertakes not to disclose any price sensitive information to Deutsche Telekom or any of its Affiliates without obtaining the prior written consent of Deutsche Telekom.

4.4
There shall be no obligation pursuant to the delivery of a notice under Clause 4.2 to proceed with the proposed Disposal which shall be within the absolute discretion of Deutsche Telekom or its relevant Affiliate.

4.5
Such notice shall be made to the CEO, CFO or head of investor relations of BT from time to time.  BT undertakes to procure that any such persons will comply with the provisions of Clause 8 in respect of the information provided by Deutsche Telekom under this Clause 4.

5.	Board composition

5.1
Subject to compliance with any applicable regulatory requirements, Deutsche Telekom shall be entitled to nominate for appointment to the Board one non-executive director (the DT Representative Director) and to remove from office any such person so appointed and nominate for appointment another person in that person’s place provided always that such nominee is approved by the BT Chairman, such approval not to be unreasonably withheld or delayed.

5.2
Any such nomination or removal of a DT Representative Director by Deutsche Telekom under Clause 5.1 shall be by notice in writing delivered to the Secretary of BT and signed on behalf of Deutsche Telekom by an authorised signatory of Deutsche Telekom.

5.3
The Board shall appoint as a DT Representative Director any person nominated under Clause 5.1 as soon as reasonably practicable after receiving notice from Deutsche Telekom (subject to Clauses 5.5 and 5.6).

5.4
Subject to a continuing right to nominate such DT Representative Director pursuant to Clause 5.1, if a DT Representative Director is removed from office (whether by Deutsche Telekom or otherwise), resigns or is not re-elected as a Director, then Deutsche Telekom will be entitled, by giving written notice to BT, to nominate a replacement DT Representative Director in accordance with Clauses 5.1 and 5.2.

5.5
Prior to the nomination of any DT Representative Director pursuant to Clause 5.1, Deutsche Telekom shall consult with the BT Nominating & Governance Committee in advance regarding the identity, qualifications and suitability of the individual proposed to be nominated, and Deutsche Telekom shall take account of the views of the BT Nominating & Governance Committee.  Deutsche Telekom agrees that it shall ensure that any DT Representative Director nominated by it pursuant to Clause 5.1 would not (in so far as they are aware), upon appointment as a Director, contravene the Articles, the Listing Rules or any other applicable law.

5.6	BT may refuse to appoint a DT Representative Director and may remove such person from office (by a vote of the Board) if:

(a)	his identity is objected to in writing by the FCA;

(b)	he is disqualified from acting as a director for any reason (or is otherwise prohibited from acting as a Director under the Listing Rules);

(c)	he is removed from office in accordance with the Companies Act 2006 or in accordance with the Articles;

(d)	he is in material breach of the terms of his appointment letter;

(e)	he has engaged in any conduct which has the effect of materially prejudicing the reputation of BT or any of its Affiliates; or

(f)	he fails to carry out the duties reasonably and properly required of him under his appointment letter.

5.7
Without prejudice to the right to nominate for appointment a DT Representative Director pursuant to Clause 5.1, if the DT Representative Director is removed by BT for any reason set out in Clause 5.6, then Deutsche Telekom shall not nominate such individuals for reappointment as the DT Representative Director.

5.8
Unless Deutsche Telekom gives written notice to BT that it does not wish a DT Representative Director it has appointed to be nominated for re-election at the time that that DT Representative Director is required to resign and seek re-election pursuant to the Articles or the Corporate Governance Code, BT shall (subject to the other provisions of this Agreement and except as required by law and provided that the DT Representative Director is to stand for re-election) ensure that the relevant DT Representative Director is recommended for re-election.

5.9
If a DT Representative Director is removed from office in accordance with this Agreement or if Deutsche Telekom ceases to be entitled to nominate a Director under Clause 5.1, then Deutsche Telekom shall procure that the DT Representative Director resigns as a Director forthwith without seeking compensation for loss of office and waiving all claims that the DT Representative Director may have against BT in connection with such resignation (but without prejudice to his right to receive expenses incurred (in accordance with Clause 5.12) up to the date of such resignation). Deutsche Telekom shall indemnify BT against any liability incurred as a result of any claim made by the DT Representative Director against BT in connection with his removal from office together with any costs reasonably incurred by BT in connection with such claim including the convening, holding and/or administration of any general meeting to consider any resolution under section 168 of the Companies Act.

5.10	Subject to the DT Representative Director's statutory and fiduciary duties, the parties acknowledge that:

(a)
where the DT Representative Director receives information in a capacity other than that of a Director of BT which imposes on him a duty of confidentiality, he shall not be obliged to disclose that information to BT or to the Board or otherwise in breach of that duty;

(b)
the DT Representative Director shall not be obliged to disclose to BT or to the Board any information received in his capacity as a director or employee of Deutsche Telekom or any of its Affiliates; and

(c)	subject to Clause 7.3, the DT Representative Director may communicate to and share with Deutsche Telekom and its Affiliates any information received in his capacity as a Director of BT.

5.11
The DT Representative Director shall be entitled to be reimbursed for all reasonable and properly documented travel and hotel expenses and any other expenses reasonably incurred on the Board’s business. For the avoidance of doubt, the DT Representative Director shall have no entitlement to any remuneration or a service contract, including no right to a bonus or participation in any employee share scheme or pension scheme operated by BT.

5.12
The DT Representative Director shall be covered by BT’s directors’ and officers’ liability insurance and BT shall ensure that, when appointed, the DT Representative Director shall receive written confirmation that he is covered by (together with a copy of) BT’s directors’ and officers’ indemnity (in the same way as the other Directors) in respect of certain liabilities or costs which he may incur during the execution of his duties as a Director.

5.13
BT shall create a new committee (the Integration Committee) of the Board with effect from the date of this Agreement which shall meet at least four times annually to discuss the integration of the mobile and fixed business of BT.  Deutsche Telekom shall be entitled to appoint one member to the Integration Committee, who need not be the DT Representative Director.

6.	Transactions and relationship with DT Holdings

6.1
If BT or its Affiliates intends to enter into, vary, amend, novate, terminate, enforce or abrogate any contract, arrangement or transaction with Deutsche Telekom or any of its Affiliates, or waive any rights arising under such contract, arrangement or transaction or take any other action in relation to such contract, arrangement or transaction (a Shareholder Transaction):

(a)	the parties acknowledge and agree to procure that the Shareholder Transaction is entered into on an arm’s length basis and on normal commercial terms; and

(b)
Deutsche Telekom will (and shall procure that its Affiliates will) where such Shareholder Transaction is required to be submitted to a vote of the shareholders of BT pursuant to paragraph 11.1.7R(3) of the Listing Rules to approve a “related party transaction” (as defined in paragraph 11.1.5R of the Listing Rules), abstain from voting in relation to the shares in BT held by it (or by them) on any resolution of BT in relation to such Shareholder Transaction involving Deutsche Telekom or any of its Affiliates as the related party or parties.

6.2
BT shall create a new committee (the Conflicted Matters Committee) which shall be responsible for the assessment of whether and to what extent Board papers and Board meetings are likely to consider or refer to any matters in respect of which it believes that BT and Deutsche Telekom or their respective Affiliates are competitors or where there is an actual or potential conflict of interest between BT and Deutsche Telekom or their respective Affiliates (a Conflicted Matter). BT shall ensure that the Conflicted Matters Committee must not be instructed or influenced in any form regarding this assessment and that the Conflicted Matters Committee has sufficient access to information held by BT in order to fulfil its role, regardless of who such information may be held by, or where such information may be contained within BT.

6.3
The Conflicted Matters Committee shall comprise at least three members of whom there shall be, at all times: (i) the Secretary to the Board (ii) BT's Head of Competition and Regulatory Law and (iii) BT’s Director of Governance (or their alternates). The Board shall appoint the Committee members and the Committee Chairman. The DT Representative Director shall not be a member of the Conflicted Matters Committee.

6.4
In the event that one or more of the members of the Conflicted Matters Committee have a serious or immediate concern in relation to a Conflicted Matter, such member shall report the matter to the Chairman of the Conflicted Matters Committee, who shall report it to the members of the Board (excluding the DT Representative Director) and shall ensure that:

(a)
the DT Representative Director does not attend any meeting (or part of a meeting) of the Board, during any discussions which relate to the relevant Conflicted Matter (the Conflicted Board Meeting); and

(b)
the DT Representative Director does not receive or receive access to any information concerning such Conflicted Matter (including for the avoidance of doubt, (i) competitively sensitive information concerning BT in relation to any business in which Deutsche Telekom is an actual or potential competitor and (ii) any information prepared or collected for or produced as a result of the Conflicted Board Meeting).

6.5
Deutsche Telekom shall ensure that, prior to the attendance of the DT Representative Director in any meeting of the Board, the Chief Compliance Officer of Deutsche Telekom or a senior compliance officer of Deutsche Telekom has received confirmation from or on behalf of the Chairman of the Conflicted Matters Committee that Clauses 6.2 to 6.4 have been complied with and, in the absence of such confirmation, the DT Representative Director shall not attend such meeting.

6.6	Reference to information shall include written information and information transferred or obtained orally, visually, electronically or by any other means.

6.7
BT and Deutsche Telekom shall ensure that they review compliance with Clauses 6.2 to 6.5 twice a year and that such review is reported (i) in case of BT, to its Nominating & Governance Committee and (ii) in the case of Deutsche Telekom, to its Supervisory Board.

6.8	Deutsche Telekom will, and will procure that each of its Affiliates will:

(a)	not propose or procure the proposal of any shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules;

(b)	not take any action that would prevent:

(i)	BT from complying with its obligations under the Disclosure and Transparency Rules, the requirements of the London Stock Exchange or the FSMA;

(ii)	BT from complying with the principles of good governance set out the Corporate Governance Code;

(iii)	BT from complying with the Articles; or

(iv)	BT or any of its Affiliates from carrying on their business independently of Deutsche Telekom and its Affiliates.

7.	Provision of information

7.1
Subject to compliance by BT with its legal and regulatory obligations including the requirements of the FSMA, the FCA’s Code of Market Conduct, the Listing Rules and the Disclosure and Transparency Rules, BT shall procure that Deutsche Telekom is as soon as reasonably practicable provided with such financial or other information in relation to BT and its Affiliates (Information) as is necessary or reasonably required by it in order to comply with its reporting requirements, legal, regulatory or tax obligations.

7.2
Deutsche Telekom acknowledges that any information disclosed to it by BT or any of its Affiliates or a DT Representative Director may be inside information, and undertakes that it will, and will procure that each of its Affiliates, its DT Representative Director and any person that receives such inside information from Deutsche Telekom, its Affiliates or the DT Representative Director will not deal, or encourage any person to deal, in any securities of BT in breach of the requirements of any applicable laws, rules and regulations in relation to any dealings in BT’s securities or sharing of such inside information including the requirements of the FSMA and the Criminal Justice Act 1993. Deutsche Telekom agrees not to deal in any Shares or issue a Transfer Notice whilst it is in possession of inside information in respect of BT.

7.3
Deutsche Telekom shall ensure that the DT Representative Director is aware that he or she is not to pass to Deutsche Telekom or any of its Affiliates any information that comes into such Director's possession (in his or her capacity as a Director of BT) to the extent that such disclosure would constitute a breach of the Disclosure and Transparency Rules governing selective disclosure, the FSMA or the Code of Market Conduct issued by the FCA or other applicable law or regulation.

8.	Confidential Information

8.1	For the purposes of this Clause 8:

(a)	Confidential Information means:

(i)
(in relation to the obligations of BT) all information communicated in any manner by or on behalf of Deutsche Telekom of any of its Affiliates which is received or held by BT (or any of its Representatives) relating to Deutsche Telekom or any of its Affiliates; or

(ii)
(in relation to the obligations of Deutsche Telekom) any information communicated in any manner by or on behalf of BT or any of its Affiliates which is received or held by Deutsche Telekom (or any of its Representatives) relating to BT or any of its Affiliates including EE; and

(iii)	information relating to the provisions and subject matter of, and negotiations leading to, this Agreement and the Contingent Purchase Agreement;

and includes written information and information transferred or obtained orally, visually, electronically or by any other means; and

(b)
Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, employee pension fund trustees, agents, or advisers of that party and/or of its respective Affiliates.

8.2
Each of the parties shall (and shall procure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose that Confidential Information to any person except (i) as this Clause 8 permits or (ii) as the other party or parties to whom such Confidential Information relates approve in writing.

8.3	Clause 8.2 shall not prevent disclosure by a party or its Representatives to the extent that it can demonstrate that:

(a)
disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction (provided that, except in connection with disclosure to a tax authority or except where it is not legally permitted or not practicable in the timeframe available, the disclosing party shall first inform the other party or parties to whom the information relates of its intention to disclose such information and consult with them as to the proposed form, nature and purpose of the disclosure).  Any party may respond by announcement to any such disclosures if and to the extent it did not approve such disclosure in advance or as may otherwise be agreed between the parties or as required of it by law;

(b)
disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives); or

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement.

8.4
Each of the parties (and each of their Affiliates) may only disclose Confidential Information to Representatives (or any other party permitted in accordance with Clause 8.2) in accordance with the terms of this Agreement and only if such persons are informed of the confidential nature of the Confidential Information, the terms of this Clause 8 and that each such person is directed by either of the parties (or their Affiliates) (as the case may be) to treat the Confidential Information confidentially and not to use it other than for the purposes described above.

8.5
If any of the parties (or their respective Affiliates or Representatives) breaches this Clause 8, such person shall notify the other parties to which such breach relates as soon as practicable after it becomes aware of such breach.

8.6
Each of the parties acknowledges and agrees that no person has made or will make any representation or warranty, express or implied, as to the truth, accuracy or completeness of any Confidential Information, have any liability to another party or to any other person resulting from the use of, or reliance upon, the Confidential Information or be under any obligation to provide further Confidential Information, update Confidential Information or correct any inaccuracies in any Confidential Information other than if made or provided for under this Agreement.

9.	Announcements

9.1	The provisions of Clause 22.2 and 22.3 of the SPA shall apply to this Agreement and the Contingent Purchase Agreement mutatis mutandis.

10.	Overriding Obligations

10.1
For the avoidance of doubt, the obligations of the parties pursuant to this Agreement shall at all times be subject to the requirements of the Articles and all relevant legal and regulatory requirements and obligations of the parties in the United Kingdom or elsewhere including the obligations of the parties pursuant to the requirements of the applicable companies legislation, the Listing Rules, the Disclosure and Transparency Rules, the Corporate Governance Code, the FSMA, the Financial Services Act, the FCA and the London Stock Exchange and a DT Representative Director shall at all times be subject to his fiduciary and statutory duties as a director of BT.

11.	Termination of the Agreement

11.1	Subject to Clause 11.2, from the date of this Agreement, the rights and obligations under:

(a)	Clauses 2.1 and 2.2 (Standstill) shall continue for a period of three (3) years;

(b)	Clause 2.3 (Standstill) shall continue for a period of five (5) years;

(c)	Clause 3 (Lock-up) shall continue for a period of eighteen (18) months;

(d)	Clause 4 (Orderly Marketing) shall continue for so long as Deutsche Telekom and its Affiliates continue to hold 3 per cent. or more of the issued ordinary share capital of BT;

(e)
Clause 5 (Board composition) (other than Clause 5.9, which shall remain in force) shall continue for so long as Deutsche Telekom and its Affiliates hold, in aggregate, 10 per cent. or more of the issued ordinary share capital of BT:

(f)
Clause 6 (Transactions and relationship with DT Holdings) shall continue for so long as Deutsche Telekom and its Affiliates hold, in aggregate, 10 per cent. or more of the issued ordinary share capital of BT; and

(g)	Clause 7 (Provision of information) shall continue for so long as Deutsche Telekom and its Affiliates hold, in aggregate, 10 per cent. or more of the issued ordinary share capital of BT,

save, in each case, rights and obligations in respect of any prior breaches which shall continue.

11.2
In the case of Clauses 5, 6 and 7, if Deutsche Telekom and its Affiliates’ aggregate interest in BT falls below 10 per cent. of the issued ordinary share capital of BT as a result of any non-pre-emptive equity issuance, BT and Deutsche Telekom shall continue to be entitled to all of the rights set out in Clauses 5, 6 and 7 for so long as Deutsche Telekom and its Affiliates hold, in aggregate, 8 per cent. or more of the issued ordinary share capital of BT, provided that Deutsche Telekom and its Affiliates' aggregate interest in the issued ordinary share capital of BT is not less than 10 per cent. of the issued ordinary share capital of BT as a result of Deutsche Telekom and its Affiliates having Disposed of 2 per cent. or more of the issued ordinary share capital of BT in aggregate at any time, and provided always that within 12 months following such non-pre-emptive equity issuance, Deutsche Telekom and its Affiliates’ aggregate interest in BT's issued ordinary share capital is 10 per cent. or more (whether by way of acquisition or otherwise), and if such threshold is not reached in such 12 month period then Deutsche Telekom and its Affiliates’ rights under Clauses 5, 6 and 7 shall lapse.  The restrictions set out in Clause 2 shall not apply to any such acquisition of Shares for the purpose of this Clause.  This Clause shall not apply to Clause 5.9, which shall remain in force.

11.3
This Agreement (other than Clauses 2 and 3 (which shall remain in force for the periods set out in Clause 11.1), Clauses 1 and 5.9 and Clauses 8 to 20 (inclusive) which shall remain in force) shall terminate, and save in respect of any prior breach or any such specified provisions, no party hereto shall have any rights or obligations hereunder, upon the earlier of:

(a)	BT’s ordinary shares ceasing to be listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities; or

(b)	Deutsche Telekom and its Affiliates ceasing to be interested in more than 3% of the issued ordinary share capital of BT.

11.4	Following termination of this Agreement, save in respect of any antecedent breach of this Agreement, no party hereto shall thereafter have any rights or obligations hereunder.

12.	Notices

12.1
Any notice in connection with this Agreement shall be in writing in English and delivered by hand, email, registered post or courier using an internationally recognised courier company.  A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of sending if delivered by email provided that, in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.  Any notice delivered by email must also be delivered in hard copy by registered post or courier within two Business Days of such email delivery.

12.2	The addresses and email addresses of the parties for the purpose of Clause 12.2 are:

If to BT:	81 Newgate Street London EC1A 7AJ UK
Attention:	1. Group General Counsel 2. Director of Corporate Finance
Email:	Dan.Fitz@bt.com and Toby.Philipps@bt.com

If to Deutsche Telekom:	Friedrich-Ebert-Allee 140 53113 Bonn Germany
Attention:	General Counsel
Email:	Claudia.Junker@telekom.de, copied to Axel.Luetzner@telekom.de

If to DT Holdings:	Hatfield Business Park Hatfield Hertfordshire AL10 9BW UK
Attention:	Managing Director
Email:	Nicholas.Mclean@telekom.com, copied to Axel.Luetzner@telekom.de

Provided that a party may change its notice details on giving notice to all other parties of the change in accordance with this Clause 12.2. That notice shall only be effective on the day falling five Business Days after the notification has been received or such later date as may be specified in the notice.

13.	General

13.1
Deutsche Telekom hereby confirms that no agreement or arrangement exists to which it or any of its Affiliates is party pursuant to which any person or party has or may in the future have the right (exercisable now or in the future and whether contingent or not) to call for the issue, allotment, conversion or transfer of any share capital in BT (including by way of option or under any right of conversion or pre-emption).

13.2
Save for this Agreement, Deutsche Telekom hereby confirms that there are no voting agreements, proxies or other agreements or understandings with respect to the voting of any of the Shares to which it or any of its Affiliates is a party.

13.3
Each party acknowledges that any breach of the undertakings and obligations contained in this Agreement may cause substantial harm to the other parties which may not be capable of remedy by payment of damages and accordingly each party also acknowledges that, in addition to all other remedies to which they may be entitled to as a matter of law, each party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of its terms, and no proof of special damages will be necessary to enforce this Agreement.

13.4
No failure or delay by any party in exercising any right or remedy under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall prevent any further exercise of it or the exercise of any other remedy. The rights and remedies of each party under this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

14.	Further Assurances

14.1	Each of the parties shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.

15.	Waivers, Rights and Remedies

15.1
The rights and remedies of each party under this Agreement shall not be affected, and the liabilities of each party under this Agreement shall not be released, discharged or impaired by any event or matter, other than a specific and duly authorised written waiver or release by the other parties.

16.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

17.	Variations

No amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

18.	Invalidity

Each of the provisions of this Agreement is severable.  If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

19.	Third party rights

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

20.	Governing law and disputes

20.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

20.2
Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, or any non-contractual obligation arising out of or in connection with this Agreement (a Dispute) shall be referred to and finally resolved by arbitration under the Arbitration Rules of the International Chamber of Commerce (ICC), which are deemed to be incorporated by reference into this Clause. The tribunal shall consist of three arbitrators. The claimant(s) and the respondent(s) shall nominate an arbitrator respectively.  The third arbitrator, who shall be the chairman of the tribunal, shall be nominated by the two party-nominated arbitrators within thirty (30) days of the last of their appointments.

20.3
The seat of the arbitration shall be London, England. The language of the arbitration shall be English. Any award of the tribunal shall be binding from the day it is made and judgment on the award rendered by the tribunal may be entered in any court having jurisdiction thereof. The governing law of this arbitration agreement shall be the substantive law of England. Nothing in these dispute resolution provisions shall be construed as preventing either party from seeking conservatory or similar interim relief in any court of competent jurisdiction. The parties agree to keep confidential all matters relating to the arbitration, including related court proceedings, to the greatest extent practicable.

20.4
Each party irrevocably consents to service of process or any other documents in connection with any Dispute by facsimile transmission, personal service, delivery at any address specified in this Agreement or any other usual address, mail or in any other manner permitted by the law of the place of service or the law of the jurisdiction where proceedings are instituted.

20.5
Deutsche Telekom shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement.  Such agent shall be DT Holdings and any claim form, judgment or other notice of legal process shall be sufficiently served on Deutsche Telekom if delivered to DT Holdings at its address for the time being.  Deutsche Telekom irrevocably undertakes not to revoke the authority of this agent and if, for any reason, BT reasonably requests Deutsche Telekom to do so it shall promptly appoint another agent with an address in England and advise BT.  If, following such a request, Deutsche Telekom fails to appoint another agent, BT shall be entitled to appoint one on behalf of Deutsche Telekom at Deutsche Telekom's expense.

As witness this Agreement has been executed as a deed by the parties the day and year first before written and it is intended to be and it is hereby delivered by the parties as a deed.

EXECUTION VERSION

Schedule
Deed of Adherence

THIS DEED OF ADHERENCE is made on [•] 20[•] BETWEEN

(1)	[•] (company no. [•]) (the Transferor)

(2)	[•] (company no. [•]) (the Transferee)

INTRODUCTION

(A)
This Deed of Adherence is executed pursuant to clause 3.2 of a Relationship Agreement dated [•] 2016 originally entered into between BT Group plc (1) Deutsche Telekom AG (2) and T-Mobile Holdings Limited (3) (the Agreement).

(B)	The Transferee is to acquire [•] Shares from the Transferor (the Transferred Shares).

IT IS AGREED as follows:

1.	Definitions

Unless otherwise defined, terms used in this Deed shall have the meaning set out in the Agreement.

2.	Novation

2.1	With effect from [•] (the Effective Date):

(a)	the Transferee shall assume all rights and benefits of the Transferor under the Agreement as if the Transferee had at all times been a party to the Agreement in place of the Transferor; and
(b)	the Transferee shall observe, perform and be bound by all obligations of the Transferor under the Agreement, as if the Transferee had at all times been a party to the Agreement.

3.	Notices

For the purposes of clause 12.1 of the Agreement, the Transferee’s address and email address shall be:

Address:	[•]
Attention:	[•]
Email:	[•]

4.	Governing law and disputes

4.1	Clause 20 of the Agreement shall apply to this Deed mutatis mutandis.

4.2	For the purposes of Clause 20.5, the Transferee’s agent for process of service shall be [•].

AS WITNESS this Deed has been executed as a deed by the parties the day and year first above written and it is intended to be and is hereby delivered by the parties as a deed.

[Execution details]

SIGNATURE PAGE

The common seal of BT GROUP PLC affixed to this DEED is authenticated by: /s/ Dan Fitz Authorised Signatory

EXECUTED as a DEED and DELIVERED	)
on behalf of DEUTSCHE TELEKOM A.G.	)
a company incorporated in Germany	)
by Philipp Pohlmann	)	/s/ Philipp Pohlmann
being a person who, in accordance	)	Signature
with the laws of that territory, is duly	)
authorised to act on behalf of the company	)

and by Axel Lützner	)	/s/ Axel Lützner
being a person who, in accordance	)	Signature
with the laws of that territory, is duly	)
authorised to act on behalf of the company	)

EXECUTED as a DEED and DELIVERED by /s/ Nick McLean T-MOBILE HOLDINGS LIMITED acting by Nick McLean, a director in the presence of: Signature of witness: /s/ William Chew Name: William Chew Address: 10 Upper Bank Street London E14 5JJ Occupation: Solicitor